Lawrence A. Zimmerman

Senior Vice President

  & Chief Financial Officer

June 28, 2006

Via Fax & EDGAR

Craig Wilson, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xerox Corporation (“Company”)
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 001-04471

Dear Mr. Wilson:

Reference is made to your letter dated June 6, 2006 regarding additional comments with respect to our response letter dated May 18, 2006. Our responses to the comments raised in your letter are set forth in the attached and are keyed to the same numbering and headings as in your letter.

In connection with our response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 203-968-3439 or Gary Kabureck, Vice President and Chief Accounting Officer at 203-968-3684.

Yours very truly,

/s/ Lawrence A. Zimmerman

Lawrence A. Zimmerman

Senior Vice President and Chief Financial Officer

Xerox Corporation

800 Long Ridge Road

Stamford, Connecticut 06904

Telephone 203-968-3439

Facsimile	203-968-3200

C:	H. Beeth
M. Farren
G. Kabureck
D. Marshall
A. Mulcahy
S. Lee

M. Cohen (PWC)
T. Morrison (PWC)

Form 10-K for Fiscal Year Ended December 31. 2005

Notes to Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies

Summary of Accounting Policies

Revenue Recognition, page 36

1.	Your response to prior comment number 3 in your letter dated May 18, 2006 indicates that you consider embedded software to be incidental to the equipment. Provide us with additional information to support your conclusion. Specifically, you indicate that embedded software is not a significant focus of the marketing effort because it is not marketed separately. If part of the marketing of the overall product is based on the functionality or specifications of the embedded software, this would indicate that the embedded software is not incidental. In addition, it appears that you offer postcontract customer support with your products which would also indicate that the software is more than incidental. In this regard, we note from your web site that you include software support, software upgrades, operating system support, software problems action request support or SPAR and licensing fees in your Xerox Service Agreements.

Response: We believe it is important to further clarify how we both market to, and subsequently enter arrangements with, our customers (including the form of our customer contracts). We believe this will further assist in differentiating the software embedded in our equipment (“base software”) from optional application software, as well as illustrate the understanding that exists between Xerox and our customers. In addition, we wish to note that our website is designed for the broadest possible audience with a customer service focus and does not supersede our legal contracts with our customers.

In clarification of our previous response, the marketing of our equipment is not based on the functionality or specifications of the embedded software but rather is based on the total functionality and capabilities of our products taken as a whole (as copiers, printers or multi-function devices (MFD)). Our marketing efforts, and our customer’s purchasing decisions, center on the following features of our products - Color versus Black & White; Functions - copy, print, scan; Print speed; Finishing options (stapling, binding, etc.); Copy/print resolution; etc. – not the embedded software.

Furthermore, we do not provide comparative specifications of our embedded software and it does not operate independently of the other elements of the copier/printer/MFD. All digital copiers and printers sold today, as well as any digital electronic device sold, includes some element of embedded software to provide or enable certain functionality and capabilities. In addition, our embedded software is not sold or marketed separately; has no value or functionality absent the other critical elements of a copier/printer/MFD and does not include any post-contract support (“PCS”). Lastly, total SFAS 86 costs we incur are not significant relative to the total development and production costs of the equipment (as we indicated in our prior response, total incurred software costs approximate 5% of total development and production costs, while capitalized costs were only $15 million as of March 31, 2006).

In contrast to the above, we also market optional application software such as “FreeFlow™”, which allows the customer to better manage documents. We typically include PCS for the application software whereby we will offer unspecified upgrades or enhancements on a when and if available basis as part of the appeal of purchasing these software options. Software accessories and related PCS are normally sold together with our equipment, are separately priced and are considered separate elements. In addition, any related PCS associated with software accessories is included within the service agreement purchased by the customer, and is likewise separately priced as a separate element. As noted in our previous response, we recognize revenue associated with optional application software in accordance with SOP 97-2. We estimate total annual worldwide optional application software revenue to be no more (and likely less) than $100 million which is less than 1% of total revenues.

When we enter an arrangement with our customer for the sale or lease (the substantial majority of our customer transactions are sales-type leases) of the equipment, we utilize a standardized agreement which includes a template for selection of the equipment, maintenance plans and optional items (including application software). The detailed agreements include standardized language that may or may not be applicable based on the combination of options selected by the customer. We utilize these standardized agreements to facilitate the efficiency of contracting with our customers, even though not all terms will be applicable to any one customer. The full inclusion nature of the contract also explains the reference on our web site as noted by the Staff that we “include software support, software upgrades, operating system support, software problems action request support or SPAR and licensing fees in your Xerox Service Agreements.” This is however only fully applicable in those cases where a customer has selected the options within their respective sale/lease agreement covering optional application software. A customer that selects optional application software may also select PCS on that software. Irrespective of the existence of optional application software, the Company does not offer PCS on embedded software.

2.	We note from your response to prior comment number 3 in your letter dated May 18, 2006 that you offer new software releases, coding error fixes, and enhancements. These items appear to be software and software-related elements. Based on your disclosure on page 37 of your Form 10-K for the fiscal year ended December 31, 2005, it appears that these elements are accounted for as part of your full service maintenance agreements. Tell us what accounting literature you follow in recognizing revenue earned on your full service maintenance agreements over the term of the contracts. Indicate how you separate the software and software-related elements from the non-software elements included in your full service maintenance contracts. Also further describe the nature, frequency and amount of new software releases and enhancements provided on an exceptions basis.

Response:

Full service maintenance agreement (“FSMA”) background: All of our full service maintenance agreements include embedded software provisions to address coding error fixes. However, no PCS is offered for the embedded software. If a customer purchases optional application software, the full service maintenance agreement will include PCS for the optional application software.

Accounting literature for revenue recognition of FSMA: We separated our response to the Staff’s comment to those arrangements where 1) only embedded software is included in the FSMA, and 2) where the FSMA includes optional application software.

1.	FSMA including embedded software only (no optional application software or PCS): When the equipment and FSMA is subject to a lease transaction we apply the guidance in FAS 13. Pursuant to paragraph 17a of FAS 13, the maintenance is considered an executory cost that is deducted from the minimum lease payments (based on cost plus profit thereon). The revenue associated with the executory costs is recognized ratably over the lease term (which usually corresponds with the term of the maintenance agreement). When the equipment and related maintenance agreements are sold for cash, we apply the guidance in FTB 90-1 (relating to separately priced product maintenance contracts) for purposes of revenue recognition based on the separately priced value of the maintenance contract. Pursuant to paragraph 3 of FTB 90-1, the revenue is recognized on a straight-line basis over the contract period.

2.	FSMA including embedded, and application, software: When the equipment and FSMA is subject to a lease transaction, we first apply the guidance in EITF 00-21 to separate the lease deliverables (equipment, normal maintenance and finance interest) from the non-lease deliverables (optional application software, PCS and supplies) using relative fair value. We recognize revenue upon delivery of the optional application software when all of the paragraph 8 requirements of SOP 97-2 are met. We account for the software maintenance agreement and technical support associated with these products as PCS, with the associated revenues accounted for on a straight-line basis over the term of the arrangement. We allocate revenue between the software and PCS based on VSOE, including by reference to renewal rates of the PCS. When the equipment and related maintenance agreements are sold for cash, we apply the guidance in EITF 03-05 to determine the software and non-software elements of the agreement. Under EITF 03-05, we have concluded that the optional application software is not essential to the functionality of the hardware and therefore we do not apply the guidance in SOP 97-2 to the equipment component. We then apply EITF 00-21 to separate and allocate revenue between the software and non-software elements. We apply SOP 97-2 to the optional application software and PCS as discussed above.

The last section of the Staff’s comment refers to a statement made in our previous response letter relating to “embedded software” in that the response indicated “although not significant, enhancements [to the embedded software] may be provided on an exception basis; however these instances alone do not impact our conclusion that the embedded software is incidental.” We included this sentence in order to be inclusive in that we could not definitively represent that such software enhancements were never provided; we are not aware of any situations in which this has occurred.

3.	We note your response to prior comment number 5 in your letter dated May 18, 2006 referring to your response to comment number 3. Further describe the nature, terms and elements of software included in your services offerings in which services are essential to the functionality of the software. Describe the related accounting guidance supporting your accounting for these arrangements.

Response: As included in our initial response letter describing our service offerings, the reference to “service arrangements where the services are considered essential to the functionality of the software” represent the smallest element of our services revenue. These arrangements represent approximately $10 million of annual revenues and consist of service arrangements whereby we obtain various software programs and customize a software solution for our customer. This is consistent with the definition of “core software” in SOP 97-2. We acknowledge that arrangements involving core software generally do not qualify for separate accounting because the services are considered essential to the functionality of the software, and therefore would be subject to contract accounting in accordance with SOP 81-1. Based on the nature of these arrangements, we currently account for the associated revenues ratably over the term of the contracts, which approximates the effect of applying SOP 81-1. To the extent our revenues in this area increase, we will revisit the need for more specific application of SOP 81-1 to each customer contract.